

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2020

Brandon T. O'Brien
Chief Financial Officer
CorVel Corporation
2010 Main Street, Suite 600
Irvine, California 92614

      Re: CorVel Corporation
          Form 10-K for the Fiscal Year Ended March 31, 2019
          Filed June 7, 2019
          File No. 000-19291

Dear Mr. O'Brien:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Finance